EXHIBIT 99.1

The table below specifies the date of the transaction, number of shares, weighted-average price per share and range of price per share of the Common Stock of Republic Services, Inc. purchased by Cascade Investment, L.L.C. during the past sixty days. All transactions were effected in the open market through brokers. The reporting person making such transactions undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in the table below.

Date of Transaction	Number of Shares	Weighted Average Price per Share ($)	Range of Price per Share ($)
			Low	High
February 18, 2022	162,186	116.6002	116.15	117.14
February 18, 2022	200,561	117.6253	117.15	118.00